OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Alliance Semiconductor Corporation

Full Name of Registrant
N/A

Former Name if Applicable

2575 Augustine Drive

Address of Principal Executive Office (Street and Number)
Santa Clara, California 95054-2914

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As reported in the Company’s filings with the Securities and Exchange Commission, subsequent to the Company’s fiscal year ended March 31, 2006 (fiscal 2006), the Company has consummated the sale of, or entered into definitive agreements for the sale of, substantially all of the assets relating to its several operating businesses, including its Systems Solutions business unit, its Analog and Mixed Signal business unit and its Memory business unit. In connection with these various asset sales, the Company’s headcount has been reduced from 197 full-time employees as of March 31, 2006 to approximately 28 as of the date hereof. Due in part to the significantly reduced staff and in particular, an insufficiently sized staff of permanent personnel with accounting and finance knowledge and experience, it has taken the Company an additional amount of time to prepare the financial information and other disclosures required to be included in its Annual Report on Form 10-K for fiscal 2006. While the Company has increased its accounting personnel to address this concern, the Company has staffed these positions largely with temporary personnel for flexibility given the recent changes in the Company’s business. As a result of the foregoing, the Company could not file the Form 10-K within the prescribed time period without unreasonable effort or expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Melvin L. Keating	(408)	855-4900
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the Company does not anticipate that any significant change in results of operations from the corresponding period from the last fiscal year will be reflected by the earnings statements to be included on the Form 10-K, the Company liquidated its remaining holdings in United Microelectronics Corporation (UMC) common stock during fiscal 2006, selling 139.3 million shares during the period for proceeds of approximately $81.4 million and recorded a pre-tax, non-operating gain of approximately $16.7 million. These sales significantly impact the Company’s cash and short-term investment positions as of March 31, 2006 relative to its balances as of March 31, 2005.

The Company anticipates that its results of operations for future periods will reflect the sales of assets relating to its various operating businesses described above and its exit of the manufacture and sale of semiconductor products.

(Title of Registrant)
Alliance Semiconductor Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 15, 2006	By:	/s/ Melvin L. Keating

Melvin L. Keating
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).